Exhibit 3.2

CERTIFICATE OF AMENDMENT

to the

RESTATED CERTIFICATE OF INCORPORATION OF

PATTERSON-UTI ENERGY, INC.

Patterson-UTI Energy, Inc., a Delaware corporation (the “Corporation”), does hereby certify:

FIRST: The name of the Corporation is PATTERSON-UTI ENERGY, INC.

SECOND: The following amendment to the Restated Certificate of Incorporation was duly adopted by a vote of the stockholders sufficient for approval effective August 30, 2023, in the manner prescribed by the General Corporation Law of the State of Delaware:

The first sentence of Article FOURTH of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

FOURTH: The total number of shares of stock that the Corporation shall have authority to issue is eight hundred one million (801,000,000) shares, of which 800 million (800,000,000) shares shall be Common Stock, having a par value of $0.01 per share, and one million (1,000,000) shares shall be Preferred Stock, having a par value of $0.01 per share.

THIRD: The aforesaid amendment to the Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The aforesaid amendment does not effect a change in the amount of stated capital.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of September, 2023.

By:	/s/ C. Andrew Smith
Name: C. Andrew Smith.
Title:	Executive Vice President and Chief Financial Officer